UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number: 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On July 20, 2011, CIBT Educations Group Inc. (the “Company”) announced (i) the resignation of David Warnock effective July 19, 2011, from our board of directors, and (ii) the appointment on July 19, 2011 of Derek Feng to fill the vacancy created by Mr. Warnock’s resignation.  Mr. Warnock was a member of the Company’s compensation committee and executive committee and the resulting vacancies created by his resignation will be filled as determined by the board of directors in due course.

Mr. Feng holds a Bachelor of Science degree in Electrical Engineering from Tsinghua University in China and a Master of Business Administration Degree from UCLA. Mr. Feng currently is a partner of Cross Pacific Holdings, LLC, an education focused investment and advisory firm based in California.  From 2006 to 2011, Mr. Feng was the Executive Vice President of Strategy, Planning and Operations at Knowledge Universe, a leading global education holding company that operates early childhood education centers, international schools, colleges, large on-line schools and school management systems.

From 1999 to 2006, Mr. Feng held a number of executive level positions at General Electric Company, including Manager of Americas Business Development at GE Capital; Managing Director, Global Business Development at GE Equipment Management; General Manager, Global Business Development at GE Infrastructure; and General Manager, Global  Business Development at GE Industrial. While at GE Industrial, Mr. Feng was appointed an officer of GE Capital Corporation, the world’s largest non-bank financial services company. During his tenure at General Electric Company, Mr. Feng led the evaluation and completion of numerous transactions including acquisitions, dispositions, restructurings, minority investments and joint ventures, as well as, strategic projects.

A copy of our July 20, 2011 news release is attached as exhibit 99.1 hereto.

EXHIBITS

Number	Description of Exhibit
99.1	July 20, 2011 News Release – “CIBT Announces Board Member Changes”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)

Date: July 20, 2011	By:	/s/ Toby Chu
Toby Chu President and Chief Executive Officer